Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206186

PROSPECTUS SUPPLEMENT NO. 3

TO THE PROSPECTUS DATED DECEMBER 19, 2016

AKOUSTIS TECHNOLOGIES, INC.

4,662,960 Shares of Common Stock

This prospectus supplement no. 3 (this “Supplement”) supplements information contained in the prospectus dated December 19, 2016, as supplemented by prospectus supplement no. 1, dated February 15, 2017, and prospectus supplement no. 2, dated March 21, 2017 (collectively, the “Prospectus”), relating to the resale by selling stockholders of Akoustis Technologies, Inc., a Delaware corporation, of up to 4,662,960 shares of our common stock, par value $0.001 per share (“Common Stock”).

This Supplement is being filed to update the selling stockholders table in the Prospectus to reflect a transfer of warrants to purchase shares of our Common Stock. This Supplement is also being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K (the “Form 8-K”), filed with the Securities and Exchange Commission (“SEC”) on March 24, 2017. Accordingly, this Supplement includes a copy of the Form 8-K (without exhibits).

This Supplement should be read in conjunction with the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 18, 2017

SELLING STOCKHOLDERS

The following information is provided to update the selling stockholders table in the Prospectus to reflect the transfer of Common Stock purchase warrants from Benjamin R. Bowen to OTA LLC (“OTA”). OTA exercised these Common Stock purchase warrants for 10,501 shares of Common Stock.

OTA has not held any position, office or other material relationship within the past three years with us or with any of our predecessors or affiliates. OTA is a registered broker-dealer, and as such, may be deemed to be an underwriter of our Common Stock. The number of shares of Common Stock shown as beneficially owned before the offering is based on information furnished to us or otherwise based on information available to us at the time of the filing of this Supplement. OTA may from time to time offer and sell under the Prospectus, as supplemented by this Supplement, any or all of the shares of Common Stock described under the column “Shares of Common Stock Owned Prior to this Offering and Registered Hereby.”

Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to this Offering	Shares of Common Stock Owned Prior to this Offering and Registered Hereby	Shares Issuable upon Exercise of Warrants Owned Prior to this Offering and Registered Hereby	Shares of Common Stock Beneficially Owned upon Completion of this Offering[1]	Percentage of Common Stock Beneficially Owned upon Completion of this Offering[2]
OTA LLC (4)***	10,501	10,501	0	0	*

*            Less than 1%

***        Registered broker-dealer

(1)	Assumes all of the shares of Common Stock held by the selling stockholder and registered pursuant to the registration statement of which this prospectus is a part are sold in the offering.

(2)	The percentage of shares beneficially owned is based on shares of Common Stock outstanding as of April 18, 2017.

(3)	Ira M. Leventhal has the power to vote and dispose of the shares being registered on behalf of OTA. The shares of Common Stock beneficially owned include the 10,501 shares issued upon exercise of warrants, which OTA obtained from Benjamin R. Bowen. Benjamin R. Bowen was listed as the selling stockholder of these shares in the Prospectus. As a result of the transfer of his Common Stock purchase warrants to OTA, Benjamin R. Bowen is no longer a selling stockholder under the Prospectus, as supplemented by this Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 23, 2017

Akoustis Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	333-193467	33-1229046
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification Number)

9805 Northcross Center Court, Suite H

Huntersville, NC 28078

(Address of principal executive offices, including zip code)

704-997-5735

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry Into a Material Definitive Agreement.

On March 23, 2017, Akoustis Technologies, Inc. (the “Company”) entered into a Definitive Asset Purchase Agreement (the “AP Agreement”) and a Definitive Real Property Purchase Agreement (“RP Agreement”) (collectively, the “Agreements”) with The Research Foundation for the State University of New York (“RF-SUNY”) and Fuller Road Management Corporation (“FRMC”), an affiliate of RF-SUNY (collectively, “Sellers”), respectively, to acquire certain specified assets, including STC-MEMS, a semiconductor wafer-manufacturing operation and microelectromechanical systems (MEMS) business with associated wafer-manufacturing tools, as well as the real estate and improvements associated with the facility located in Canandaigua, New York, which is used in the operation of STC-MEMs (the assets and real estate and improvements referred to together herein as the “Acquired Business”). The Company also agreed to assume substantially all of the on-going obligations of the Acquired Business incurred in the ordinary course of business.

Pursuant to the Agreements, and subject to the satisfaction or waiver of certain conditions, the Company will purchase the Acquired Business from Sellers for an aggregate purchase price of $2.75 million (subject to adjustment as provided in the AP Agreement), payable in cash, at closing. The Company has delivered $10,000 into escrow as a good faith deposit to be refunded to the Company only under certain limited circumstances, such as Sellers’ failure to complete the sale or the Company’s termination of the Agreements due to Sellers’ failure to satisfy a condition precedent to closing not waived by the Company.

Consummation of the transactions contemplated by the Agreements is subject to the satisfaction of certain conditions precedent, including, but not limited to, delivery to the Company of the financial books and records of the Acquired Business sufficient for the completion of an audit, certain third-party consents, and other customary conditions of closing.  The Company has made various representations and warranties and covenants in the Agreements that are customary for a company acting as a buyer in its industry except that the Company is required to pay to FRMC a penalty, as set forth below, if the Company sells the property subject to the RP Agreement within three (3) years after the date of the RP Agreement for an amount in excess of $1,750,000, subject to certain enumerated exceptions. The penalty imposed shall be equivalent to the amount that the sales price of the property exceeds $1,750,000 up to the maximum penalty (“Maximum Penalty”) defined below:

Maximum Penalty
Year 1	$5,960,000
Year 2	$3,973,333
Year 3	$1,986,667
Year 4	0

While the Agreement contemplates that a closing of the sale of the Acquired Business (the “Closing”) will take place on or about June 30, 2017, or up to 14 additional days in the Company’s discretion if certain required consents have not been obtained, the conditions precedent to closing are such that there can be no assurance that the Company will complete its acquisition of the Acquired Business in that time or at all.

The Acquired Business currently consists of a 120,000 square foot commercial wafer-manufacturing facility, including Class 100/Class 1000 cleanroom space, located in Canandaigua, New York, 57-acres of real estate and improvements associated with the manufacturing facility, 150-mm silicon MEMS wafer fab operations, including semiconductor manufacturing tools, an existing silicon-based MEMS business with historical annual revenues of approximately $3.0 million from multiple customers, Trusted Foundry accreditation for MEMS processing, packaging and assembly, a 30 employee workforce that will be offered employment upon the Closing and two existing tenants with multi-year leases.

The AP Agreement and RP Agreement have been included to provide investors and shareholders with information regarding their terms. They are not intended to provide any other factual information about the Company. Each of the Agreements contains representations and warranties that each party thereto made to and solely for the benefit of each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the parties thereto and may be subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the contracts. Moreover, some of those representations and warranties (a) may not be accurate or complete as of any other specified date, (b) may be subject to a contractual standard of materiality different from that generally applicable to stockholders, or (c) may have been used for the purpose of allocating risk between the parties to the AP Agreement and RP Agreement rather than establishing matters as facts. For the foregoing reasons, the representations and warranties should not be relied upon as statements of factual information.

The foregoing description of the AP Agreement and RP Agreement contained in this Item 1.01 does not purport to be complete and is qualified in its entirety by reference to the AP Agreement and RP Agreement, copies of which are filed herewith as Exhibits 2.1 and 2.2, and are incorporated herein by reference.

Forward–Looking Statements

The foregoing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements in this report that are not descriptions of historical facts are forward-looking statements that are based on management’s current expectations and assumptions and are subject to risks and uncertainties. In some cases, you can identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” “will,” “would” or the negative of these terms or other comparable terminology. Factors that could cause actual results to differ materially from those currently anticipated include, without limitation:

•	the ability to obtain any required approvals and consents for the transactions contemplated herein or to satisfy other conditions to the transactions on the proposed terms and timeframe;
•	the possibility that the transactions do not close when expected or at all, or that the parties may be required to modify aspects of the transactions to receive any required approvals and consents;
•	the outcome of pending or future litigation;
•	our ability to successfully integrate the Acquired Business into our operations;
•	risks relating to the results of our research and development activities, including uncertainties relating to semiconductor process manufacturing;
•	the early stage of our BulkONE® technology presently under development;
•	our need for substantial additional funds in order to continue our operations and the uncertainty of whether we will be able to obtain the funding we need;
•	our ability to retain or hire key scientific, engineering or management personnel;
•	our ability to protect our intellectual property rights that are valuable to our business, including patent and other intellectual property rights;
•	our dependence on third-party manufacturers, suppliers, research organizations, testing laboratories and other potential collaborators;
•	our ability to successfully market and sell our technologies;
•	the size and growth of the potential markets for any of our technologies, and the rate and degree of market acceptance of any of our technologies;
•	competition in our industry; and
•	regulatory developments in the U.S. and foreign countries.

In light of these risks, uncertainties and assumptions, the forward-looking statements regarding future events and circumstances discussed in this report may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements included in this report speak only as of the date hereof, and, except as required by law, we undertake no obligation to update publicly or privately any forward-looking statements for any reason after the date of this presentation to conform these statements to actual results or to changes in our expectations. This report does not constitute an offer to sell, or the solicitation of any offer to buy, any securities of the Company, or any other entity whatsoever. Any representation to the contrary by any party should be ignored.

Item 7.01.	Regulation FD Disclosure.

On March 24, 2017, the Company issued a press release announcing that it had entered into the Agreements. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this Item 7.01 of this report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. The information in this Item 7.01 shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
2.1	Definitive Asset Purchase Agreement dated March 23, 2017, by and between The Research Foundation for the State University of New York and the Company

2.2	Definitive Real Property Purchase Agreement dated March 23, 2017, by and between Fuller Road Management Corporation and the Company

99.1	Press Release of the Company dated March 24, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AKOUSTIS TECHNOLOGIES, INC.

By:	/s/ Jeffrey B. Shealy
Name: Jeffrey B. Shealy
Title: Chief Executive Officer

Date:  March 24, 2017

EXHIBIT INDEX

Exhibit No.	Description
2.1	Definitive Asset Purchase Agreement dated March 23, 2017, by and between The Research Foundation for the State University of New York and the Company

2.2	Definitive Real Property Purchase Agreement dated March 23, 2017, by and between Fuller Road Management Corporation and the Company

99.1	Press Release of the Company dated March 24, 2017